Mail Stop 4561

August 11, 2006

William B. Danzell
Chief Executive Officer
Nestor, Inc.
42 Oriental Street
Providence, RI 02908

> **Re: Nestor, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 14, 2006**
> **File No. 333-135778**

Dear Mr. Danzell:

We have limited our review of your registration statement to those issues we have addressed in our comments below. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   Given the nature and size of the transaction being registered, advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.   You are engaged in a concurrent offering for the resale of 1,912,915 shares of common stock pursuant to a registration statement (file no. 333-133468) declared

effective on July 14, 2006. A concise reference to this and any other significant concurrent offerings should be included on the cover page. You should also revise your prospectus in an appropriate location to include a brief description of all concurrent offerings.

Risk Factors, page 5

Risks Related to Our Common Stock, page 13

3.   Expand your risk factor disclosure to more robustly describe the substantial risks to current shareholders that are presented by the conversion price adjustment features of your secured notes. Since the secured notes contain both "full-ratchet" and weighted-average anti-dilution protection, the nature of these features and their distinct risks to current shareholders and potential investors should be addressed. While your disclosure states that the adjustments are only required if stock or convertibles are sold at lower prices in the future, you should disclose that the full-ratchet feature is not an ordinary anti-dilution provision but has the effect of extending a "lowest price guarantee" to the note holders. Consider adding a risk factor that alerts investors to the potential adverse consequences of this feature of the notes.

4.   Furthermore, we note on page 17 that upon the event of a change in control, the holders of the secured note have the right to redeem some or all of their secured notes and that the secured warrants have "event risk" put provisions that allow the holders to effectively accelerate the maturity date and demand payment. Expand your risk factor disclosure to address the potential disadvantages and risks that such debt provisions pose to holders of common stock (i.e., provisions such as these that act as disincentives to hostile bidders).

Selling Stockholders, page 21

5.   We note your disclosure setting forth the material terms of all issuance transactions whereby the selling stockholders may receive the shares being registered for their account. However, please revise to clarify the transaction(s) in which each stockholder participated and the number of shares issuable to such stockholder pursuant to the conversion of outstanding notes and the exercise of outstanding warrants.

6.   Please revise to clarify whether the natural persons named in footnotes (6), (8), (12), and (14) exercise sole voting and dispositive powers with respect to the shares to be offered for resale by the corresponding entities. Please also revise to disclose the natural person who exercises voting and dispositive discretion with respect to the shares to be offered for resale on behalf of Cowen and Company, LLC. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone

       interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

7.   Tell us all of the selling stockholders that are broker-dealers or affiliates of broker-dealers. It appears from your disclosure in footnotes (11) and (12) that Evolution and Highbridge International LLC may be affiliates of registered broker-dealers. If true, please revise your disclosure to so state.

Shares Eligible for Future Sale, page 26

8.   You refer to a pending registration statement for the resale of 1,220,996 shares held by certain stockholders and 220,589 shares held by Silver Star Partners I. In connection with comment 2 above, update your disclosure to note that the registration statement including the specified shares was declared effective on July 14, 2006.

Plan of Distribution, page 19

9.   We note your disclosure that selling stockholders may engage in short sales of the common stock registered in this prospectus. Please confirm that Nestor and the selling stockholders are aware of CF Tel. Interp. A.65.

Part II

Exhibit Index, page vii

10.   Please file a copy of the secured note, secured warrant, 5% note and 5% warrant as exhibits to the registration statement pursuant to Item 601(b)(4) of Regulation S-K.

*   *   *   *   *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the

Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (401) 274-5707</u>
Benjamin Alexander, Esq.
Nestor, Inc.
Telephone: (401) 274-5658 ext. 738